 Exhibit 99.1

IGI to Restate Financial Statements in Response to the SEC Staff Statement for Warrants Issued by Special Purpose Acquisition Companies (SPACs)

HAMILTON, Bermuda, October 15, 2021 -- International General Insurance Holdings Ltd. (“IGI” or the “Company”) (NASDAQ: IGIC) announced today that it will file restated consolidated financial statements as of and for the year ended December 31, 2020 and also amend its previously published quarterly financial results for 2020 and 2021 as a result of further consideration of a statement issued by the Securities and Exchange Commission (“SEC”) (the “SEC Staff Statement”) on April 12, 2021, with respect to the accounting treatment for warrant instruments issued by Special Purpose Acquisition Companies (SPACs).

IGI has 12.75 million public warrants and 4.5 million private warrants (collectively, the “Warrants”) outstanding. No Warrants have been exercised or redeemed since originally issued. The impact of the restatement on the consolidated financial statements will be a decrease to net income of $4.4 million for the year ended December 31, 2020, an increase in total liabilities of $13.6 million as of December 31, 2020, and a corresponding decrease to total equity of $13.6 million as of December 31, 2020. The restatement of the consolidated financial statements had no impact on the Company’s liquidity, cash or cash equivalents, or cash flows from operating, investing, and financing activities.

IGI Chairman and CEO Wasef Jabsheh said, “IGI is one of several hundred U.S. public companies to restate or revise their financial statements as a result of the SEC’s Staff Statement on warrant accounting for SPACs. This restatement does not impact the financial strength of IGI. We do not anticipate the restatement to impact our previously communicated core operating income and core operating earnings per share. We continue to remain confident in the positive momentum IGI has achieved since we became a public company in 2020.”

The SEC statement on “Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies” highlighted potential accounting implications of certain terms that are common in warrants issued in connection with the initial public offerings of SPACs. Consistent with market practice for SPACs, the IGI Warrants were recorded as equity instruments in the Company’s consolidated statement of financial position as a result of the Business Combination with Tiberius Acquisition Corp. (“Tiberius”) which closed on March 17, 2020. Following subsequent dialogue with the staff of the SEC, the Company has determined that, given the circumstances of the transaction with Tiberius, the Warrants should have been recorded at fair value as liabilities in the Company’s consolidated statement of financial position, and not as equity.

The Company intends to file as soon as practicable an amended Annual Report on Form 20-F/A for the year ended December 31, 2020 to reflect the restatement.

In a press release issued on August 12, 2021, the Company announced a reclassification of its private warrants as a derivative liability instead of equity with the changes recorded in income. After further analysis and discussion with the SEC staff, IGI has determined that the public warrants should also be recorded as a derivative liability. As a result of this restatement, the Warrants will be reflected as liabilities at fair value on the Company’s consolidated statement of financial position at December 31, 2020, and the change in the fair value of such liabilities in the period is recognized as a gain or loss in the Company’s consolidated statements of income.

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About IGI:

IGI is an international specialty risks commercial insurer and reinsurer underwriting a diverse portfolio of specialty lines. Established in 2001, IGI has a worldwide portfolio of energy, property, general aviation, construction & engineering, ports & terminals, marine cargo, marine trades, contingency, political violence, financial institutions, general third-party liability (casualty), legal expenses, professional indemnity, D&O, surety, marine liability and reinsurance treaty business. Registered in Bermuda, with operations in Bermuda, London, Malta, Dubai, Amman, Labuan and Casablanca, IGI aims to deliver outstanding levels of service to clients and brokers. IGI is rated “A” (Excellent)/Stable by AM Best and “A-”/Stable by S&P Global Ratings. For more information about IGI, please visit www.iginsure.com.

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Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of IGI may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained in this press release may include, but are not limited to, our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the outcome of our strategic initiatives, our expectations regarding pricing and other market conditions, and our growth prospects. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of IGI and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates; (2) competition, the ability of IGI to grow and manage growth profitably and IGI’s ability to retain its key employees; (3) changes in applicable laws or regulations; (4) the outcome of any legal proceedings that may be instituted against the Company; (5) the potential effects of the COVID-19 pandemic; (6) the inability to maintain the listing of the Company’s common shares or warrants on Nasdaq; and (7) other risks and uncertainties indicated in IGI’s annual report on Form 20-F for the year ended December 31, 2020, including those under “Risk Factors” therein, and in the Company’s other filings with the SEC. The foregoing list of factors is not exclusive. In addition, forward-looking statements are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI. There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

IGI Contacts:

Investors:
Robin Sidders, Head of Investor Relations
T: + 44 (0) 2072 204937
M: + 44 (0) 7384 514785
Email: robin.sidders@iginsure.com

Media:

Aaida Abu Jaber, AVP PR & Marketing

T: +96265662082 Ext. 407

M: +962770415540

Email: aaida.AbuJaber@iginsure.com